Filed Pursuant to Rule 433
Dated May 25, 2006
Registration Statement No. 333-132878

Humana Inc.

Pricing Term Sheet

Issuer:	Humana Inc.
Security Description:	Senior Notes
Size:	$500,000,000
Coupon:	6.450%
Maturity:	June 1, 2016
Price to Public:	99.709%
Estimated Net Proceeds to Issuer after Underwriters' Discount and Offering Expenses:	$494,005,000
Benchmark:	5.125% UST due May 2016
Spread to Treasury:	145 bps
Yield to Maturity:	6.490%
Ratings:	Baa3 (negative) (Moody’s) / BBB (stable) (S&P) / BBB- (stable) (Fitch)
Interest Pay Dates:	June 1 and December 1, commencing December 1, 2006
Optional Redemption:	Make-whole call @T+30 bps
Trade Date:	May 25, 2006
Settlement Date:	(T+3) May 31, 2006

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wachovia Capital Markets, LLC
Co-Managers:	Banc of America Securities LLC Goldman, Sachs & Co. J.P. Morgan Securities Inc. BNY Capital Markets, Inc. Daiwa Securities America Inc. Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement thereto relating to the Senior Notes and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement thereto relating to the Senior Notes if you request it by calling toll-free 1-877-858-5407.